EXHIBIT E

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF OCTOBER 21, 2011

The information included in this Exhibit E supplements the information about the Republic contained in the Republic’s annual report for the year ended December 31, 2010 on Form 18-K filed with the Securities and Exchange Commission on October 3, 2011. To the extent the information in this Exhibit E is inconsistent with the information contained in such annual report, the information in this Exhibit E replaces such information. Initially capitalized terms used in this Exhibit E have the respective meanings assigned to those terms in such annual report.

Capital Market Issues of External Public Debt

The following table sets out a summary of the principal features of the long-term outstanding bonds and notes publicly issued in external capital markets, as of September 30, 2011.

Security	Currency of Issue	Original Issue Size	Principal Outstanding	Interest Rate(1)	Initial Issue Date	Maturity Date	Target Market
		(Millions)
ROV 9.25%	U.S.$	4,000	4,000	9.25%	Sept. 97	Sept. 27	United States
ROV 13.625%	U.S.$	753	753	13.625%	Aug. 98(2)	Aug. 18	United States
ROV 13.625%	U.S.$	300	300	13.625%	Sept. 01	Aug. 18	United States
ROV 10.75%	U.S.$	1,559	1,559	10.75%	Sept. 03(3)	Sept. 13	Euromarket
ROV 7.00%	U.S.$	1,000	1,000	7.00%	Dec. 03	Dec. 18	Euromarket
ROV 9.375%	U.S.$	1,500	1,500	9.375%	Jan. 04(4)	Jan. 34	United States
ROV FRN’11	U.S.$	1,000	1,000	LIBOR +1.00%	Apr. 04	Apr. 11	Euromarket
ROV 8.5%	U.S.$	1,500	1,500	8.5%	Oct. 04	Oct. 14	United States
ROV €-7.00%		€1,000	1,000	7.00%	Mar. 05	Mar. 15	United States
ROV 7.65%	U.S.$	1,600	1,600	7.65%	Apr. 05	Apr. 25	Euromarket
ROV 5.75%	U.S.$	1,500	1,500	5.75%	Dec. 05	Feb. 16	Euromarket
ROV 6.00%	U.S.$	1,500	1,500	6.00%	Dec. 05	Dec. 20	Euromarket
ROV 7.00%	U.S.$	1,250	1,250	7.00%	Nov. 07(5)	Mar. 38	Euromarket
ROV 9.00%	U.S.$	2,000	2,000	9.00%	May 08	May 23	Euromarket
ROV 9.25%	U.S.$	2,000	2,000	9.25%	May 08	May 28	Euromarket
ROV 7.75%	U.S.$	2,496	2,496	7.75%	Oct 09	Oct. 19	Euromarket
ROV 8.25%	U.S.$	2,496	2,496	8.25%	Oct 09	Oct. 24	Euromarket
ROV 12.75%	U.S.$	3,000	3,000	12.75%	Aug. 10	Aug. 22	Euromarket
ROV 11.95%	U.S.$	4,200	4,200	11.95%	Aug. 11	Aug. 31	Euromarket

(1)	Interest is paid on a semi-annual basis except on the issues denominated in Euro on which interest is paid annually and the issue denominated in ¥ on which interest is paid quarterly.
(2)	U.S.$500 million in aggregate principal amount of these notes were issued initially for cash in August 1998. In connection with an exchange undertaken with BANDES in 2003, referred to as the BANDES Exchange, the Republic issued an additional U.S.$252.8 million in aggregate principal amount of these notes, which form a single series with the U.S.$500 million of these notes issued in 1998.
(3)	U.S.$700 million in aggregate principal amount of these notes were issued initially for cash on September 19, 2003. On October 23, 2003, the Republic issued an additional U.S.$858.5 million in aggregate principal amount of these notes, which form a single series with the U.S.$700 million of these notes issued in September 2003. The additional issuance was divided between a cash offer to international investors in an aggregate principal amount of U.S.$470 million and an exchange tranche pursuant to which the Republic issued U.S.$388.5 in aggregate principal amount of these notes in exchange for beneficial interests in pagarés previously issued by the Republic and held by certain of its contractors, suppliers or their assignees.
(4)	U.S.$1.0 billion in aggregate principal amount of these notes were issued in January 2004. In December 2004, the Republic issued an additional U.S.$500 million in aggregate principal amount of these notes, which form a single series.
(5)	U.S.$825,179,000 in aggregate principal amount of these notes were issued on November 15, 2007. On November 27, 2007, the Republic issued an additional U.S.$424,824,000 in aggregate principal amount of these notes, which form a single series.

Source: Ministry of Finance

In addition to the bonds and notes referred to in the above table, the Republic has outstanding Oil-Indexed Payment Obligations issued to holders of its par and discount bonds due 2020 under the 1990 Financing Plan of the Republic. Holders were given five Oil Obligations for each U.S.$1,000 of old debt exchanged for par bonds and discount bonds. Venezuela is required to make certain payments under the Oil Obligations semi-annually through October 2020 in the event that the average price per barrel of crude oil exported from Venezuela over the applicable determination period exceeds a strike price set forth in the Oil Obligations, up to a maximum of U.S.$3.00 per Oil Obligation per determination period.

Petróleos de Venezuela, S.A. - Indebtedness

On June 30, 2011, PDVSA reopened the U.S.$618 million Notes due 2013 originally issued in November 2010, through the issuance of approximately U.S.$1.8 billion of Notes in a private placement made directly to Banco Central. These Notes bear interest at the rate of 8.0% per annum, mature in November 2013 and are payable in U.S. dollars upon maturity.

Trading Partners

Since the beginning of 2011, the Republic has entered into a series of agreements with Russia. On October 7, 2011, the Republic signed a declaration of intent with Russia for a U.S$4.0 billion loan to be used in connection with defense expenditures. The final agreement is to be signed during the next Inter-governmental Venezuela-Russia Commission (Comisión Intergubernamental de Alto Nivel Venezuela-Rusia), or CIAN, which is expected to take place in December 2011. In a separate agreement the Republic and Russia have agreed to boost the capital of the bi-national bank, Evrofinance Mosnarbank S.A. (“Evrofinance”), to U.S.$4.0 billion for purposes of providing lending for housing projects and financing a joint-venture oil project in the Junin 6 block of the Orinoco Belt, which is expected to begin production in May 2012. Evrofinance is 49.8% owned by FONDEN while the remaining 50.2% is controlled by Russian banks VTB Group and Gazprombank Group. In August 2011, Evrofinance, along with Deutshe Bank AG, was engaged to co-manage the Republic’s $4.2 billion bond issuance.

In November 2007 BANDES entered into a credit facility with the China Development Bank in the aggregate amount of U.S.$4.0 billion in connection with the creation of a joint investment fund between the Governments of Venezuela and China to finance development and infrastructure projects in Venezuela, referred to as the Sino-Venezuelan Joint Fund. The credit facility had a term of three years and was extendible for a total of 15 years. In connection with the credit facility, PDVSA entered into a supply agreement for crude oil and refined products with China National United Oil Corporation (CNPC) calling for the application of the proceeds of sales under the supply agreement to pay amounts due under BANDES’s loan with the China Development Bank. In addition, FONDEN contributed U.S.$2.0 billion. In September 2008, the two countries agreed to double the Sino-Venezuelan Joint Fund to U.S.$12.0 billion, pursuant to which China Development Bank extended a second credit facility of U.S.$4.0 billion and FONDEN contributed an additional U.S.$2.0 billion.

On June 18, 2011, BANDES signed an agreement to renew the Sino-Venezuelan Joint Fund. China will make its contribution to the Sino-Venezuelan Joint Fund by extending a credit facility of U.S.$4.0 billion to BANDES and FONDEN will contribute an additional U.S.$2.0 billion to the Fund. The first credit facility extended by the China Development Bank has been repaid and the second credit facility is scheduled to be repaid in February 2012, in both cases through the application of the proceeds from the PDVSA supply agreement.

Multilateral Subscriptions

Venezuela is one of the founding members of the IMF. As of May 31, 2011, its subscription to the IMF, which corresponds to its quota, was SDR 2.66 billion or U.S.$4.3 billion. As of August 31, 2011, the Republic has no outstanding loans with the IMF. Venezuela’s subscription to the capital of the World Bank was U.S.$2.46 billion at June 30, 2010. Of that amount, U.S.$150.8 million has been disbursed as of June 30, 2010. For more information concerning the IMF and the World Bank, refer to “Bolivarian Republic of Venezuela—External Affairs and Membership in International Organizations”. In addition, Venezuela is a member of the following other World Bank Group affiliates: International Finance Corporation (IFC), with subscriptions of U.S.$27.6 million; and MIGA, with subscriptions of U.S.$15.4 million, both as of June 30, 2010.

Geography

Part of the eastern border with the Cooperative Republic of Guyana, or Guyana, is subject to a border dispute. Venezuela has claimed that certain territory occupied by Guyana should be considered part of Venezuela’s national territory. The area of dispute is currently under the control of Guyana. Under international accords, Venezuela and Guyana have agreed to seek a settlement of the territorial dispute. Since the signing of the accords, Venezuela and Guyana have periodically undertaken negotiations regarding the status of the territory. Nevertheless, the negotiations to date have not resulted in a final accord. The accords do not contain any final date by which the parties must resolve the dispute. In September 2011, Guyana presented to the Continental Platform Limits Commission of the United Nations a petition to extend its maritime borders. The extended exclusive economic zone would increase Guyana’s gas and petroleum reserves and also have an impact on Venezuelan fishing. The Ministers of Foreign Affairs of the Republic and the Republic of Guyana issued a joint statement in which the two countries will continue negotiating on the maritime borders. Both Ministers expressed satisfaction with the excellent relations developed between the two countries and reiterated their commitment to maintaining good relations.

Other Nationalizations and Expropriations

On May 7, 2009, Ternium agreed to receive an aggregate amount of U.S.$1.97 billion from CVG as compensation for the sale of the 59.73% ownership interest of SIDOR held by Ternium. Of the remaining 40.3% ownership interest, 20.3% was held by CVG and 20.0% was held by the employees of SIDOR. The Government made an initial payment of U.S$400.0 million on May 7, 2009 and agreed to make six quarterly payments and pay any remaining balance in October 2010. In March 2010, the Government paid SIDOR U.S.$300.2 million in compensation payments to Ternium consisting of U.S.$158.2 million due under the first tranche and a U.S.$142.0 million mandatory prepayment due under the second tranche. On December 21, 2010, Ternium announced that it had reached an agreement with the Republic and PDVSA to reschedule the payment periods for the remaining payments.

Stabilization Fund

Since its original enactment in 1998, the law governing the Stabilization Fund has been amended several times. Pursuant to the current law and regulations governing the Stabilization Fund, the amounts to be deposited for each participating entity are subject to the following limits: (1) amounts deposited for the Republic may not exceed 20% of the average value of oil exports of the three preceding calendar years; and (2) amounts deposited for states and local governments may not exceed 10% of the average value of oil exports of the three preceding calendar years. Under the amended Stabilization Fund Law, PDVSA is no longer required to contribute to the Stabilization Fund.

The Public Finance Law

The LOAFSP has been modified from time to time, having most recently been amended pursuant to Decree No. 8,414 published in the Official Gazette No. 39,741 on August 23, 2011. This amendment modified the definitions of different types of income by (a) eliminating the requirement that items of income must recur for at least three years in order to be classified as ordinary income and (b) removing the limitation that previously provided that an item of income could not recur for more than three years in order to be classified as extraordinary income. The amendment also eliminated the definitions of the terms Current, Capital and Total Income.

Exchange Control Regime

Unless otherwise expressly authorized, the obligation of the public sector to sell foreign currency to Banco Central includes any foreign currency: (1) introduced into Venezuela through BANDES, the Fondo de Protección Social de los Depósitos Bancarios, or FOGADE, and other public financial institutions; (2) obtained by the Republic through public credit operations or otherwise; or (3) obtained by other public sector entities by any other means. In turn, the private sector must sell to Banco Central any foreign currency: (1) generated from the export of goods and services; (2) introduced into Venezuela for investment purposes; (3) generated by companies incorporated to develop the activities regulated by the Hydrocarbons Law; or (4) generated from transportation services, travel and tourism operations, bank transfers, investment, lease agreements and other commercial, industrial, professional or personal services or activities. Public sector entities are allowed to keep up to 30% of their income in foreign currency in order to cover those administrative expenses defined by Convenio Cambiario No. 12. Additionally, all foreign currency that enters the country must be registered through banks and financial institutions authorized by CADIVI.

PDVSA and the Venezuelan Economy-Taxes

On April 18, 2011, President Chávez issued by law-decree an increase in the Oil Windfall Tax on petroleum companies in light of rising oil prices. This law supersedes the Law Creating a Special Contribution Deriving from Extraordinary Crude Prices in the International Markets of 2008 and repeals the provisions of the Banco Central Law governing PDVSA’s contributions to FONDEN. Pursuant to the new law-decree, in any month in which the average Venezuelan oil basket price exceeds the budgeted price per barrel, but equal to or less than U.S.$70 per barrel, oil and derivatives exporters (including PDVSA) must pay a tax on their exports calculated by multiplying the number of barrels they export in such month by 20% of the amount of the average Venezuelan oil basket price for such month that is greater than the budgeted price per barrel and equal to or less than U.S.$70. In any month in which the average Venezuelan oil basket price is greater than U.S.$70 and less than U.S.$90 per barrel, the tax is assessed at the amount specified in the preceding sentence for the first U.S.$70 and at 80% of the total amount of the difference between U.S.$70 and the average price. In any month in which the average Venezuelan oil basket price is equal to or greater than U.S.$90 and less than U.S.$100 per barrel, the tax is assessed at the amount specified in the preceding sentences for the first U.S.$90 and at 90% of the amount in the excess of U.S.$90. Finally, in any month in which the average Venezuelan oil basket price is equal to or greater than U.S.$100, the tax is assessed as specified in the preceding sentences for the first U.S.$100 and at 95% of the excess of the average Venezuelan oil basket price over U.S.$100. The contributions received from this tax are paid monthly to FONDEN to carry out social production, development and infrastructure projects.